SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

MEDICSIGHT, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

58470A-20-5

(CUSIP Number)

Stefan Allesch-Taylor
STG Holdings, Plc
46 Berkeley Square
London W1J 5AT, UNITED KINGDOM
011-44-171-584-1173

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
Anthony J. Carroll, Esq.
Salans
620 Fifth Avenue
New York, NY 10020
212-632-5554

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58470A-20-5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). STG Holdings, Plc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,673,642 shares (1)

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 10,673,642 shares (1)

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,673,642 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 50.45% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)           Adjusted for the Issuer’s one for three reverse stock split on December 30, 2002.

(2)           Based upon 21,156,237 shares of Common Stock outstanding as of January 9, 2003.

Schedule 13D of STG Holdings, Plc filed with the Securities and Exchange Commission on January 7, 2000, as previously amended, is hereby amended as follows:

1.             By amending and restating Items 1-5 as follows:

Item 1.	Security and Issuer

                The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the Common Stock”), of Medicsight, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer is 46 Berkeley Square, London W1J 5AT, United Kingdom.

Item 2.	Identity and Background
(a) This Schedule is being filed by STG Holdings, Plc (“STG”). The directors of STG are Stefan Allesch-Taylor, Matthew Gill, Paul Gothard and Euan Calthorpe (the “Directors”).
(b) The principal business address of STG and the Directors is 46 Berkeley Square, London W1J 5AT, United Kingdom.
(c) STG is an investment company whose shares are traded on the London Stock Exchange OFEX market. Stefan Allesch-Taylor, Matthew Gill, Paul Gothard and Euan Calthorpe are directors of STG.
(d) During the last five years, neither STG nor any of the Directors has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

                (e)           During the last five years, neither STG nor any of the Directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which made it or him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or found any violation with respect thereto.

(f) STG is a corporation incorporated under the laws of the United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration
Note: Numbers of shares below are adjusted to reflect the Issuer’s one for three reverse stock split on December 30, 2002.
STG purchased 1,504,825 shares of Common Stock from Stefan Allesch-Taylor. Consideration was transfer of a loan note.

Item 4.	Purpose of Transaction
STG acquired Stefan Allesch-Taylor’s shares in order to maintain control of the Issuer.

Item 5.	Interest in Securities of the Issuer
Note: Numbers of shares and prices per share below are adjusted to reflect the Issuer’s one for three reverse stock split on December 30, 2002.
(a) STG beneficially owns a total of 10,673,642 shares of Common Stock. This represents 50.45% of the issued and outstanding capital stock of the Issuer.
(b) STG has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of 10,673,642 shares of Common Stock.

                (c)           On December 23, 2002, STG sold 2,833,333 shares of Common Stock to Finsbury Nominees, Ltd. at a price of $6.00 per share.  On December 23, 2002, STG purchased 1,504,825 shares of Common Stock from Stefan Allesch-Taylor at a price of $7.50 per share.

(d) Not applicable
(e) Not applicable

Signature

                After reasonable inquiry and to the best of the undersigned's knowledge and belief, I hereby certify, on behalf of the Reporting Person, that the information set forth in the statement is true, complete and correct.

Dated as of January 28, 2003

STG HOLDINGS, PLC

By:	/s/ STEFAN ALLESCH-TAYLOR
	Name:	Stefan Allesch-Taylor
	Title:	Chairman of the Board